FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2020 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On October 12, 2020, the Registrant Announced Third Quarter 2020
Financial Results and Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 12, 2020	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower

Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Announces Third Quarter 2020 Financial Results and Conference Call

MIGDAL HAEMEK, Israel – October 12, 2020 – Tower Semiconductor (NASDAQ/ TASE: TSEM), the leading foundry of high value analog semiconductor solutions, will issue its third quarter 2020 earnings release on Thursday, November 12, 2020.

The Company will hold a conference call on Thursday, November 12, 2020, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 05:00 p.m. Israel time) to discuss its third quarter 2020 financial results, fourth quarter 2020 guidance, business outlook as well as will provide additional information on its recent cyber event and actions taken. Further to the expeditious recovery of operations of its manufacturing facilities after the cyber event, the Company expects the third quarter revenues to be within its previously announced guidance range.

This call will be webcasted and can be accessed through the Investor Relations section on Tower Semiconductor’s website at https://ir.towersemi.com/ or can also be accessed by calling the following numbers: U.S. Toll Free: 1-888-642-5032; Israel: 03-918-0644; International: +972-3-918-0644. The teleconference will be available for replay for 90 days.

About Tower Semiconductor

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit: www.towersemi.com

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Contact Information: Tower Semiconductor Investor Relations | Noit Levy, +972 4 604 7066 | noitle@towersemi.com